Juniper Investment Company, LLC

JUNIPER INVESTMENT COMPANY	600 Madison Avenue New York, New York 10022 212 339 8500

CONFIDENTIAL

June 12, 2013

Members of the Board of Directors
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518

Dear Members of the Board of Directors,

Reference is made to our letter dated May 12, 2013, (the “May Letter”) expressing our interest in acquiring Theragenics Corporation (“Theragenics” or the “Company”).  Capitalized terms not otherwise defined herein are used as defined in the May Letter.

Based upon our review of financial and other information regarding the Company, we hereby affirm that Juniper is prepared to pursue a transaction in which Juniper, through a newly formed acquisition vehicle, would pay $2.25 to $2.30 per share in cash to acquire 100% of the outstanding shares of the Company through a merger transaction (the “Transaction”).

Our non-binding indication of interest remains contingent upon, among other things:

i.	satisfactory completion of our due diligence review of the Company, which is substantially complete;
ii.	the receipt of financing for the transaction, which we are confident will be fully committed in the near future; and
iii.	the negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions.

While we believe that we can work toward these goals expeditiously and are not aware of any material impediments to reaching a definitive agreement, Juniper requires that the Company extend the exclusivity period set forth in the May Letter as a condition to Juniper devoting additional time and resources to pursuing a Transaction with the Company.

Accordingly, from and after the execution of this letter through the Exclusivity End Date, the Company agrees to deal exclusively with Juniper and cooperate with it in connection with a possible Transaction, and Juniper agrees to negotiate in good faith with the Company in connection with a possible Transaction. The Exclusivity End Date shall mean 5:00 p.m. ET on June 18, 2013 unless prior to such time Juniper has provided to the Company drafts of equity and debt financing commitments from bona fide credible financing sources in an amount sufficient to fund the proposed Transaction, in which case the Exclusivity End Date shall be automatically extended to 5:00 p.m. ET on June 25, 2013.  Juniper agrees to provide the Company and its advisors with access to its proposed financing sources for diligence purposes.  Prior to the Exclusivity End Date, the Company will not, nor will it permit any of its affiliates or its or their respective representatives, officers, directors, equity holders, employees or other agents to, initiate, solicit, negotiate, discuss, enter into any agreement with respect to, or provide any information to any third party with respect to, the potential sale of the Company (or any of its subsidiaries), or a substantial interest therein (or any other transaction that would be inconsistent with the Transaction), whether by sale of assets or stock, merger, recapitalization, reorganization or other transaction, or provide any information to any third party in connection with any such potential transaction.  Consistent therewith, the Company will disclose to Juniper any bona fide offers or inquiries that it receives regarding any such proposal or offer prior to the Exclusivity End Date.

JUNIPER INVESTMENT COMPANY

The foregoing paragraph supersedes and replaces the binding provisions of the May Letter.  Other than with respect to the foregoing paragraph, no binding obligation on the part of the undersigned or the Company shall arise with respect to this letter or any possible Transaction unless and until a definitive merger agreement satisfactory to us and the Company is executed and delivered.  Assuming the Company’s agreement with the foregoing paragraph, Juniper expects that any such agreement would contain an appropriate “go shop” provision allowing the Company, for a period of 35 days from the date of execution of such agreement, the ability to solicit interest from third parties in connection with an alternative transaction to the Transaction.

If you are in agreement with the terms set forth above and desire to proceed with a possible Transaction on that basis, please so indicate by executing a copy of this letter and returning it to Juniper.

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JUNIPER INVESTMENT COMPANY

Please confirm your agreement with the foregoing by signing and returning by mail, fax or email to the undersigned a copy of this letter enclosed herewith.

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

Accepted and Agreed as of This 12th day of June, 2013

THERAGENICS CORPORATION

By:	/s/ M. Christine Jacobs
Name:	M. Christine Jacobs
Title:	Chairman of the Board and Chief Executive Officer

By:	/s/ C. David Moody
Name:	C. David Moody
Title:	Presiding Director of Executive Sessions of Independent Directors